PINNACLE ENTERTAINMENT, INC.

3980 HOWARD HUGHES PARKWAY

LAS VEGAS, NEVADA 89169

December 22, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3561

Attention: Mr. Wilson K. Lee

Re:	Pinnacle Entertainment, Inc.

Form 10-K For The Year Ended December 31, 2016

Filed on February 28, 2017

File No. 001-37666

Dear Mr. Lee:

This letter is being submitted by Pinnacle Entertainment, Inc. (the “Company”), in response to the comments received by the Company from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 20, 2017 with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 filed on February 28, 2017 with the Commission (the “Form 10-K”). To assist in your review, the Staff’s comments are highlighted in bold below and are followed by the Company’s responses.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2016

Results Of Operations, pages 34 – 42

1.	Your presentation and discussion of Adjusted EBTIDAR and EBITDA, net of Lease Payments on a consolidated basis appear to be Non-GAAP. Please clarify and/or revise future filings accordingly to clearly identify such measures as Non-GAAP and provide the necessary disclosures pursuant to Item 10(e) of Regulation S-K. Please note that reconciliations should begin with the most directly comparable measure, ensuring that the non-GAAP measure does not receive undue prominence. Reference is also made to Question 104.03 and 104.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company hereby confirms that, as presented in the Company’s Form 10-K, Consolidated Adjusted EBITDAR and EBITDA, net of Lease of Payments are both presented on a consolidated basis and are Non-GAAP financial measures as defined in Item 10(e)(2) of Regulation S-K. In future filings, the Company will explicitly identify such measures as Non-GAAP financial measures and provide the necessary disclosures pursuant to Item 10(e) of Regulation S-K. In addition, in future filings, the Company will begin any reconciliation with the most directly comparable GAAP financial measure, which will be reconciled to the Non-GAAP financial measure.

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in respect to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please contact me at 702-541-7733.

Sincerely,

/s/ Carlos A. Ruisanchez
Carlos A. Ruisanchez,
President and Chief Financial Officer